SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 20 August 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

20 August 2013

In accordance with Listing Rule 9.6.12, following BT's announcement on 19 June 2013 that Gavin Patterson would succeed Ian Livingston as Chief Executive of BT Group plc, BT announces today that on 10 September 2013 Ian Livingston will step down as a director and immediately hand over as BT Chief Executive to Gavin Patterson, following the board meeting scheduled for that day.

Enquiries

Press office:
Ross Cook                   Tel: 020 7356 5369

Investor relations:
Damien Maltarp                  Tel: 020 7356 4909

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 20 August 2013